Filed Pursuant to Rule 433

Registration No. 333-144828

Kimberly-Clark Corporation

$500,000,000 7.50% Notes due November 1, 2018

PRICING TERM SHEET

Dated October 30, 2008

Issuer:	Kimberly-Clark Corporation

Security Type:	Senior Notes

Offering Format:	SEC Registered

Principal Amount:	$500,000,000

Maturity Date:	November 1, 2018

Coupon:	7.50%

Interest Payment Dates:	Semi-annually on the first day of May and November, commencing May 1, 2009

Price to Public:	99.634% of the principal amount

Benchmark Treasury:	4.000% due August 15, 2018

Benchmark Treasury Yield:	3.928%

Spread to Benchmark Treasury:	362.5 bps

Yield to Maturity:	7.553%

Optional Redemption:	The notes will be redeemable, at the option of Kimberly-Clark Corporation, at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted, on a semi-annual basis, at the applicable treasury rate plus 50 basis points, plus, in each case, accrued interest to the date of redemption.

Expected Settlement Date:	November 4, 2008

CUSIP:	494368 BD4

ISIN:	US494368BD47

Anticipated Ratings:	A2 by Moody’s Investors Service, Inc. A by Standard & Poor’s Ratings Services A by Fitch Ratings Ltd.

Joint Book-Running Managers:	Goldman, Sachs & Co. Morgan Stanley & Co. Incorporated

Co-Managers:	Banc of America Securities LLC Barclays Capital Inc. Citigroup Global Markets Inc. HSBC Securities (USA) Inc. UBS Securities LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (No. 333-144828) (including a prospectus and a preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read each of these documents and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649 or Goldman, Sachs & Co. toll free at 1-866-471-2526.